Western Acquisition Ventures Corp.

42 Broadway, 12th Floor

New York, NY 10004

January 29, 2024

VIA: EDGAR

Morgan Youngwood, Senior Staff Accountant Stephen Krikorian, Accounting Branch Chief Charli Gibbs-Tabler, Staff Attorney
Jeff Kauten, Staff Attorney Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Western Acquisition Ventures Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 2, 2023

File No. 333-269724

Ladies and Gentlemen:

On behalf of Western Acquisition Ventures Corp. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated November 29, 2023 (the “November Staff Letter”), related to the above-referenced Amendment No. 1 (“Amendment No. 1”), which was filed on November 2, 2023, to the Company’s Registration Statement on Form S-4 (the “Form S-4”), which was filed on February 13, 2023. In response to the comments in the November Staff Letter, the Company has further revised the Form S-4, and the Company is filing via EDGAR a second amendment to the Form S-4 (“Amendment No. 2”) together with this response letter.

Unless we note otherwise, any references to prior comments of the Staff or responses of the Company are to comments or responses relating to the Staff’s March 14, 2023 letter (the “March Staff Letter”).

The Company has reproduced below in bold italics the Staff’s comments in the order in which they were set out in the November Staff Letter, numbered correspondingly, and has provided the Company’s response immediately below each comment.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

Amendment No. 1 to Registration Statement on Form S-4

Basis of Pro Forma Presentation, page 42

1.	We note the table on your cover page sets forth, in gross, the pre-Effective Time equity and debt securities and warrants, options, and restricted stock units of Cycurion to be cancelled and the equity securities and warrants, options, and restricted stock units of Western to be issued at the Effective Time to such persons or entities (collectively, the “Cycurion Legacy Stakeholders”). Please reconcile the Cycurion [Pre-Merger] amounts in the table to your consolidated financial statements and the Cycurion [Post-Merger] amounts in your table to your pro forma financial information.

Response:

The Company respectfully advises the Staff that the disclosure has been reconciled within the Proforma Notes. The items on The Cycurion Legacy shareholders table that appeared three times in the prior Amendment and three times in this Amendment No. 2 are a subset of the items in the consolidated financial pro formas, which also include the existing and future WAVS stock in addition to the existing Cycurion stakeholders. Lock-up and Leak-out disclosure, which was not included in the prior Amendment, but has been included in Amendment No. 2 (at pages 167 through 170 thereof), provides, in table format, a full reconciliation of all securities and stakes both at pre-merger time and at the closing of the transaction.

Unaudited Pro Forma Condensed Combined Financial Information
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 50

2.	We note that adjustment (C) reflects the reclassification of Trust funds ($3.3 million) related to a Forward Purchase Agreement on 300,000 shares of WAV common stock to restricted cash and permanent equity. Please provide us with an analysis and explain how you determined that the Forward Purchase Agreement should be classified within permanent equity in your unaudited pro forma condensed combined balance sheet.

Response:

The Company respectfully advises the Staff that the Forward Purchase Agreement was terminated on January 22, 2024. Accordingly, the Pro Forma Condensed Combined Financial Statements have been adjusted to reflect that termination.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

3.	We note from your subsequent event disclosures on page F-88 that you issued preferred shares and warrants on August 1, 2023. Please explain how these issuances are presented in your pro forma financial information. In addition, explain how the promissory notes issued subsequent to June 30, 2023 are presented in your pro forma financial information.

Response:

In response to the Staff’s comment, the Company respectfully advises that Amendment No. 2 has been updated to include Cycurion’s financial information as of September 30, 2023. Accordingly, the preferred shares and warrants issued on August 1, 2023 and promissory notes issued subsequent to June 30, 2023 are reflected in the historical financial statements for Cycurion used as a basis for the pro forma financial statements.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 51

4.	We note that adjustment (AA) reflects amortization of debt discount on debt issued as part of the bridge financing. Please explain why no amounts are presented in connection with this adjustment in your Unaudited Pro Forma Condensed Combined Statements of Operations.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 50 of Amendment No. 2.

5.	We note that adjustment (D) reflects the settlement of approximately $2,500,000 of WAV’s (or Cycurion’s) transaction costs as offering cost through the issuance of 250,000 shares of common stock. Please explain how these transaction costs are presented in your Unaudited Pro Forma Condensed Combined Statements of Operations.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has recorded $2,500,000 as operating expenses in the Unaudited Pro Forma Condensed Combined Statements of Operations. The Company has revised its disclosure on page 50 of Amendment No.2 to further clarify.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

Risk Factors, page 62

6.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 11 and 68 of Amendment No. 2.

Cautionary Note Regarding Forward-Looking Statements, page 67

7.	We are unable to locate disclosure responsive to prior comment 8 and reissue the comment. Please revise to include language acknowledging the legal uncertainty of the availability of the safe harbor in the context of a SPAC business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 77 of Amendment No. 2.

Special Meeting of Western Stockholders
Abstentions and Broker Non-Votes, page 69

8.	We were unable to locate disclosure responsive to prior comment 9 and reissue the comment. Please revise your disclosure to address the impact of a “Withhold” vote for the Directors Proposal, as “Against” votes do not apply in the context of a plurality voting standard.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 105 of Amendment No. 2.

Redemption Rights, page 71

9.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum, and interim redemption levels.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 59-60 of Amendment No. 2 to show the potential impact of redemptions on the ownership of the Company following the Closing of the Business Combination and on the per share value of the shares of common stock owned by non-redeeming stockholders by including a sensitivity analysis showing a range of redemption scenarios. This disclosure also addresses the potential impact on ownership and per share value of potential future issuances of common stock of the combined company after the date of the Business Combination.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

Proposal 1 - The Business Combination Proposal
Related Agreements, page 77

10.	Please revise to include a description of the material terms of the forward purchase agreement. Also, highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclosure if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the forward purchase agreement was terminated on January 22, 2024. The Company has revised its disclosure on pages 130-131 of Amendment No. 2 to reflect this termination.

11.	We note your disclosure regarding the Leak-Out Agreements, but we were unable to locate expanded disclosure detailing the exceptions to the Lock-Up Agreements. Accordingly, we reissue prior comment 11.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 22 and 169 of Amendment No. 2 to properly disclose exceptions to the Lock-Up Agreements.

Management
Director Independence, page 111

12.	Please clarify why you list Messrs. Hayes, Nicholson, Dennis and Carson as independent directors when they do not appear to be members of your board of directors. Please advise or revise.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 123 of Amendment No. 2.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cycurion
Our Business, page 121

13.	We note your response to prior comment 13. With a view towards expanded disclosure, please revise your disclosure on pages 121 and 131 to reflect the information provided in your response.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 133, 134, and 147 of Amendment No. 2.

Acquisition of Technology, page 126

14.	We note your response to prior comment 14. Please revise your disclosure to clarify that your proprietary AI software is in its “testing and evaluation phase” and disclose any current and future development plans for your AI processing software.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 136 of Amendment No. 2.

Summary Compensation Table, page 128

15.	We are unable to locate disclosure responsive to prior comment 18 and reissue the comment. Please describe the material terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 141-142 of Amendment No. 2.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

Our Business, page 131

16.	We note your response to prior comment 19. Please tell us whether various metrics or key performance indicators are used by management to manage the business. We refer you to Item 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the Cycurion key performance indicators are: Gross Profit Margin, Average Number of Customers, Gross Labor Hours, Operating Income and Net Income. The Company has revised its disclosure page 132 of Amendment No. 2 to further clarify.

Liquidity and Capital Resources, page 136

17.	We note your response to prior comment 21. Please provide us with and tell us how you considered disclosure of an aging analysis of accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity and cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the accounts receivable aging analysis provides insight into Cycurion’s customer base and the reliability of its customer payments. Cycurion has acquired many subcontracting partners that have 90-day payment terms, which is a change from its traditional Federal government customers that have 30-day payment terms. The Company has revised its disclosure on page 154 of Amendment No. 2 to further clarify.

Critical accounting policies and significant judgments and estimates, page 138

18.	We note your response to prior 22. Please revise your disclosures to include a critical accounting policy to discuss the estimates and assumptions associated with goodwill. Tell us how you considered the qualitative factors outlines in ASC 350-20-35-3C when performing your goodwill impairment analysis and clarify whether you performed a qualitative or quantitative assessment, or both. Also, tell us whether any of your reporting units are at risk of failing a quantitative analysis and if true, revise your critical accounting policies to disclose:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

•	A discussion of the degree of uncertainty, which includes specifics to the extent possible, associated with key assumptions used your analysis; and

•	A description of potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose such determination. We refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release 33-8350.

Response:

Cycurion’s management evaluates goodwill annually with quantitative analysis. This includes a discounted cash flow analysis (DCF) to test the impairment of goodwill. The DCF analyzes the present value of the expected future value of the cash flow of the company. The projected future cash flow is discounted at the weighted average cost of capital (WACC) for the firm. The company’s quantitative assessment has the fair value of the goodwill exceeding the carrying value by 10x.

Cycurion’s qualitative analysis consists of an analysis of the firm’s contract backlog and sales pipeline. While the contract backlog is confirmed contractual wins, the sales pipeline is evaluated by management to determine the uncertainty of the pipeline. Each potential contractual win is assigned a probability of win score to address the potential uncertainty. Thus, providing a conservative estimate on any future new contractual wins.

Cycurion, Inc.
Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-48

19.	We note that your Advisory Consulting practice is selling the time of highly trained engineers to Governmental entities, and the performance obligations in the agreements are generally combined into one performance obligation, as they are considered a series of distinct services, and are satisfied over time because the client simultaneously receives and consumes the benefits provided as the Company performs the services. Tell us whether there are instances where the performance obligations in the contract are not the selling of time. Please clarify the performance obligations in these contracts and provide us with your analysis regarding how you determined that the services in these contracts should be combined. We refer you to ASC 606-10-25-19 through 22.

Response:

The Company’s management confirms that were no instances of Cycurion selling services that were NOT the delivery of hours.

The performance obligation by Cycurion is to provide highly trained engineering and technical labor to its customers; this labor must have security clearance that Cycurion helps them procure and maintain. The specified deliverable distinct service to the customer is labor hours. For the Advisory Consulting there is not a product that is combined with our product or services constituting a multiple deliverable arrangement; it is strictly labor hours.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

Below, the Company has set forth the relevant guidance from ASC 606-10-25 and placed beneath it in italics Cycurion’s discussion and analysis.

25-19 - A good or service that is promised to a customer is distinct if both of the following Criteria are met:

a.	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

Yes, the services labor is stand-alone and the customer benefits directly from those labor hours.

b.	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

The labor hours are separately identifiable.

25-20 - A customer can benefit from a good or service in accordance with paragraph 606-10-25- 19(a):

“ if the good or service could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefits. For some goods or services, a customer may be able to benefit from a good or service on its own. For other goods or services, a customer may be able to benefit from the good or service only in conjunction with other readily available resources. A readily available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events. Various factors may provide evidence that the customer can benefit from a good or service either on its own or in conjunction with other readily available resources. For example, the fact that the entity regularly sells a good or service separately would indicate that a customer can benefit from the good or service on its own or with other readily available resources.”

The customer can benefit from the service labor hour individually. It does not require any other product or services in combination for the customer to receive value.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

25-21 - In assessing whether an entity's promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b): the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.	The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

No need to combine inputs or output for labor hours.

b.	One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

Labor hours do NOT significantly modify or customize other labor hours.

c.	The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

The labor hours are not highly interdependent. For example, if a cybersecurity engineer is performing penetration testing, an individual hour of labor adds value to the customer regardless of the engineers provide additional hours of labor.

25-22 - If a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation.

There is no need to combine labor hours with other products or services.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

20.	You disclose that management has determined that its managed security service practice is a bundle of cybersecurity software tools, and expert 24x7x365 monitoring and breach resolution service that is accounted for as a single performance obligation that is delivered over time which is typically a month; the components of the bundle have individual commercial value; however, management believes assigning stand-alone value to each component is impractical because each component would not be able to be fully implemented or utilized if not packaged with the other components; therefore, management believes the MSSP can only be sold as a bundle package over time. Please provide us with your analysis regarding how you determined that the components and services in these contracts should be combined. Clarify your disclosures that indicate the performance obligation is delivered over time, which is typically a month.

Response:

Drawing on ASC 606-10-25-19 through 22. Cycurion’s management provides the following analysis of its MSSP service offering that should be accounted for as a single performance obligation.

>> Distinct Goods or Services

25-19 - A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

Cycurion does not sell monitoring time, security software-tools, and breach resolution as stand-alone services as the customer would Not receive the benefits of these items if they were not sold as an integrated package. The cybersecurity needs to regularly monitor the customer cybersecurity environment, stay up to date on cyberthreats and solutions, maintain its software tools and then address threats we identified or rectify situations when their customers environments have been breached. It is not practical or viable to sell these components separately as customers expect comprehensive solutions.

b.	The entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

While the components are separately identifiable, management does not believe they could market the components individually.

25-20 - A customer can benefit from a good or service in accordance with paragraph 606-10-25- 19(a):

“ if the good or service could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefits. For some goods or services, a customer may be able to benefit from a good or service on its own. For other goods or services, a customer may be able to benefit from the good or service only in conjunction with other readily available resources. A readily available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events. Various factors may provide evidence that the customer can benefit from a good or service either on its own or in conjunction with other readily available resources. For example, the fact that the entity regularly sells a good or service separately would indicate that a customer can benefit from the good or service on its own or with other readily available resources.”

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

Cycurion’s management does not believe their customers can benefit from the individual components alone, and they are not readily available resources that can be obtained to make those components viable. The continuous monitoring allows Cycurion to identify and either neutralize and rectify breaches by having up to the minute first hand information and the tools allow Cycurion to implement solutions rapidly; the absence all of the components would render the solutions and service offering significantly devalued and non-competitive in the marketplace.

25-21 - In assessing whether an entity's promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b) : ☐, the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.	The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

There is a definite need to combine inputs to create and integrated output.

b.	One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

As mentioned above component of the package inherently increases the value of the other components.

c.	The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

The different components are highly interdependent.

25-22 - If a promised good or service is not distinct, an entity shall combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the entity accounting for all the goods or services promised in a contract as a single performance obligation.

Cycurion believes MSSP meets the criteria to combine the goods and services under a single performance obligation.

Cycurion believes combined integrated solution is delivered continuously over a period of time; in accordance with contract terms Cycurion receives prepayments from customers for services in advances, and recognizes those revenues over time which is typically on a monthly basis.

Cycurion has added more detailed information to its disclosures on pages F-49 to F-50, with specific attention to F-51 to F-53 and pages F-74 to F-80, with specific attention to pages F-76 to F-78 to provide the reader with more insight on its conclusion that the MSSP is a single performance obligation that is recognized over time.

21.	We note that your managed service provider line of business offers IT infrastructure support such as desktop support, and in-house or cloud-based network infrastructure troubleshooting. Please provide us with an analysis of how you determined that these services should be accounted for as a single performance obligation. Explain the disclosures in your prior filing that indicate the managed service provider line of business includes network services that are project-based. Clarify your disclosures that indicate the performance obligation that is delivered over time, which is typically a month.

Response:

The MSP line of business requires the integration of tools and labor in order for a customer to receive any benefit from the services provided. Cycurion refers to the guidance in ASC 606-10-25-19 to provide an analysis regarding this accounting recognition of this integrated service.

25-19 - A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

In the MSP line of business, the customer cannot receive any benefit purely from labor or individual software tools as a stand-alone service. The tools that Cycurion deploys require engineers to decipher results and develop solutions to problems during the service period covered in a contract.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

b.	The entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

While components can be separately identified that must be used in conjunction with each other to serve Cycurion’s customers.

Cycurion must continuously make available support engineers to customers whenever they need support and troubleshooting. The service includes remote resolution of issues or going onsite to customer locations to solve problems. Cycurion’s contracts with customers require it to have these resources available during the length of the contract; therefore, these services are continuously delivered as a service over time; accordingly, Cycurion recognizes revenue for such MSP contract on a month basis.

Cycurion has revised the disclosure on pages F-49 to F-50, with specific attention to F-51 to F-53 and pages F-74 to F-80, with specific attention to pages F-76 to F-78 to clarify how these services are delivered and recognized to revenue.

Cycurion’s managed service provider line of business does not include project based services.

22.	Please clarify your disclosures that indicate that your software as a service is a suite of cybersecurity tools are delivered remotely or on customer premises. Clarify your disclosures that indicate that the service is delivered on a monthly basis.

Response:

Cycurion’s SaaS is delivered continuously over time; it is a subscription service where Cycurion provisions a suite of security software tools to its customers accessed via the internet that allows a customer to protect itself from cyber attack using multiple tools within the suite. This subscription service is recognized to revenue on a monthly basis.

23.	We note your response to prior comment 28. Please clarify your disclosures on page 137 that indicate your performance obligation is to provide a development service that enhances an asset that the customer controls and you receive payment upon reaching milestones.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 150 of Amendment No. 2 to more precisely describe the performance obligation.

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

24.	We note your response to prior comment 29. Please clarify your disclosures on page 137 that state “We are not able to reasonably measure the outcome of our performance obligations that are satisfied over time because we are in the early stages of the contracts. Therefore, the amount of performance that will be required in our contracts cannot be reliably estimated and we recognize revenue up to the amount of costs incurred.”

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 150 of Amendment No. 2 to more precisely describe the performance obligation.

25.	You disclose that management has determined that its services business can be segregated into four lines of business. Please tell us your consideration of providing disclosure of disaggregated revenue. We refer you to ASC 606-10-50-5.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages F-49 to F-50, with specific attention to F-51 to F-53 and pages F-74 to F-80, with specific attention to pages F-76 to F-78 of Amendment No. 2 to add tables that disclose disaggregated revenues.

Note 4 - Refundable Deposit for Acquisition, page F-52

26.	We note your response to prior comment 32. Please tell us how you assessed the collectability of the refundable deposit. Explain your consideration of including financial statements of SLG for the required periods pursuant to Rule 8-04 of Regulation S-X and pro forma financial information pursuant to Article 11 of Regulation S-X. Provide us with your significance test calculations in accordance with Rule 1-02(w) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that it no longer believes that the deposit is refundable. The Company has revised its disclosure on page F-81 of Amendment No. 2 accordingly. With respect to lack of inclusion of financial statements for SLG, related proforma financial information, and significance test calculations, the Company does believe that any such financial disclosure is required; hence, the Company did not generate any significance test calculations.

The “agreement” between Cycurion and SLG is quite clear and was memorialized by a Term Sheet dated April 25, 2023 (that was attached as Exhibit 10.21 and is now attached to Amendment No. 2 as the same exhibit), and was amended as of November 29, 2023 (and is attached to Amendment No. 2 as Exhibit 10.21a). As noted in the April Letter of Intent and in its November Amendment, Cycurion has never been bound to acquire SLG or to close any equivalent transaction with SLG. See, the terms of the April Term Sheet and the terms of the November Amendment, below.

This is a binding Term Sheet for all of the parties hereto, with the sole exception of the Buyer (Cycurion). The binding nature of this Term Sheet for such bound parties shall expire on the soonest of (i) closing of the transactions contemplated by this Term Sheet, (ii) December 31, 2023, if the transactions contemplated by this Term Sheet shall not have closed by then, (iii) the termination of this Term Sheet by the Buyer, and (iv) the mutual termination by all of the Parties.

Notwithstanding anything to the contrary contained herein, the Buyer may terminate its obligations under this Term Sheet and the transactions contemplated hereby for any reason or for no reason without any further obligations and without any liability at any time through and including November 30, 2023.

[final paragraphs of April Term Sheet; emphasis added]

The Term Sheet effective as of April 25, 2023 and extended as of November 29, 2023, is between Cycurion Inc, a Delaware corporation he “Buyer”), with principal offices located at 1749 Old Meadow Road, Suite 500, McLean Virginia 22102 on the one hand, and SLG Innovation, Inc., an Illinois corporation the “Company”) with principal offices located at 110 North Wacker Drive, Suite 2500, Chicago, Illinois 60606 and the holders of a majority of the outstanding capital stock of the Company (the “Majority Shareholders”) have agreed to extend the termination date of the Binding term sheet to April 30, 2024. The date set forth in Term Sheet of November 30, 2023 is hereby extended to April 29, 2024. With the extension, the shareholders of SLG will receive an additional $1MM of Buyer Common Stock. Buyer Common Stock will be granted as Preferred Convertible Stock to be allocated within the first 18 months from the date of the go-public transaction.

[only paragraph of November Amendment; emphasis added]

Note 5. Fixed Assets, page F-53

27.	We note your response to prior comment 34. Please reconcile your disclosures on page 53 that indicate you paid $2,400,000 with your disclosures on page 133 that indicate the consideration for the acquired technology assets was 1,802,444 restricted shares of your Common Stock to Sabres that you valued at approximately $1,824,000.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page F-82 of Amendment No. 2.

***

U.S. Securities and Exchange Commission
Division of Corporation Finance

January 29, 2024

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at 310-740-0710 or counsel to WAVS, Seward & Kissel LLP at 212-574-1200.

Very truly yours,

WESTERN ACQUISITION VENTURES CORP.

By:	/s/ James Patrick McCormick
James Patrick McCormick
Chief Executive Officer

cc:	Keith J. Billotti

Randolf W. Katz